BofA Securities, Inc.

One Bryant Park

New York, New York 10036

October 21, 2021

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Suying Li; Joel Parker; Nicholas Lamparski; Jacqueline Kaufman

Re:          Winc, Inc.

Registration Statement on Form S-1

Filed on September 27, 2021, as amended

File No. 333-259828

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on October 18, 2021, in which we, as the representative of the several underwriters of Winc, Inc.’s proposed public offering of common stock, joined Winc, Inc.’s request for acceleration of the effective date of the above-referenced Registration Statement for Wednesday October 20, 2021, at 4:00 p.m. Eastern Time. Winc, Inc. is no longer requesting that such Registration Statement be declared effective at this time, and we hereby formally withdraw our request for acceleration of the effective date.

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[Signature Page Follows]

Very truly yours,

BofA Securities, Inc.

By:	/s/ Michele A.H. Allong
Name: Michele A.H. Allong
Title: Authorized Signatory

[Signature Page to Underwriters Withdrawal Request Letter]